

April 8, 2024

Quinn P. Fanning
Chief Financial Officer
Expro Group Holdings N.V.
1311 Broadfield Boulevard
Suite 400
Houston, TX 77084

> **Re:** **Expro Group Holdings N.V.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Form 8-K filed February 21, 2024**
> **File No. 001-36053**

Dear Quinn P. Fanning:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 36

1.   In footnote (2) to the Adjusted EBITDA reconciliation, you disclose "Excluding $35.9 million of unrecoverable LWI-related costs during the year ended December 31, 2023, Adjusted EBITDA would have been $284.8 million and Adjusted EBITDA margin would have been 18.8%. Excluding $27.7 million of unrecoverable LWI-related costs during the year ended December 31, 2022, Adjusted EBITDA would have been $233.9 million and Adjusted EBITDA margin would have been 18.3%." Similar disclosure is included in pages 35, 39, 41 and 42. Please tell us how you determined the amount of unrecoverable LWI-related costs included in this disclosure and which financial statement line item these costs are included. Considering unrecoverable LWI-related costs during the year ended December 31, 2023 and LWI start-up and commissioning costs on a large subsea project

during the year ended December 31, 2022, appear to be normal, operating expenses necessary to operate your business, please explain to us how exclusion of these costs are appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please revise or advise.

2.   You present Adjusted EBITDA Margin on a consolidated basis without also presenting the most directly comparable GAAP margin. Please expand your presentation to include a presentation of the most directly comparable GAAP measure as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

3.   We note on page 34, you disclose management believes Adjusted Cash Flow from Operations is a useful tool to measure the operating cash performance of the Company as it excludes exceptional payments, interest payments and non-cash charges not related to your core operating activities and allows more meaningful analysis of the trends and performance of your core operations. Please address the following:

- Clarify what you have determined to be an "exceptional payment" and which adjustments included in your calculation are exceptional payments.
- You disclose adjusted cash flow from operations excludes non-cash charges not related to your core operating activities. Please clarify where non-cash amounts are included in the adjustments to this measure.
- We note the description of the adjustments indicate cash payment for interest, severance and other expense, and merger and integration expenses. Considering these charges appear to require cash settlement, tell us how you considered the prohibitions of Item 10(e)(1)(ii)(A) of Regulation S-K when presenting this measure. Please revise or advise.

Results of Operations for the years ended December 31, 2023, 2022 and 2021
Year ended December 31, 2023 compared to the year ended December 31, 2022
Severance and other expense, page 43

4.   You state here that the increase in severance and other expense was primarily attributable to unrecoverable LWI-related costs and a change in the fair value of deferred consideration. Please clarify how LWI -related costs impact the severance and other expenses during the periods presented and revise your disclosures as appropriate.

Item 8. Financial Statements and Supplementary Data
Consolidated Statement of Operations, page 55

5.   We note you derive revenue from services and product sales. Please separately present product sales and services and related cost of revenue on the face of your statements of operations pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X and revise your discussions in MD&A accordingly or demonstrate to us why they are not required.

<u>Form 8-K filed February 21, 2024</u>

<u>Exhibit 99.1</u>
<u>Use of Non-GAAP Financial Measures, page 7</u>

6.   Considering the comments 1 through 3 above, please revise the applicable non-GAAP measures and related disclosures as appropriate.

<u>Contribution, Contribution Margin and Support Costs, page 14</u>

7.   You present the contribution margin on a consolidated basis without also presenting the most directly comparable GAAP gross margin. Please expand your presentation to include a presentation of the most directly comparable US GAAP measure as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

<u>Reconciliation of Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Diluted Share, page 17</u>

8.   Please provide a reconciliation of the non-GAAP Adjusted net income (loss) per share to GAAP net income (loss) per share. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

         In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please contact Myra Moosariparambil at 202-551-3796 or Raj Rajan at 202-551-3388 with any questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Energy & Transportation